FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Securities Registration Record Nº175

Santiago, April 28, 2015.

Ger. Gen. N° 47/2015.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins N° 1449

Santiago, Chile

REF: SIGNIFICANT EVENT.

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Enersis S.A. (“Enersis” or the “Company”), I hereby inform you of the following significant event:

The Board of Directors of Enersis unanimously decided to begin the analysis of a corporate reorganization process, with the intention of separating electricity generation and distribution activities  in Chile from those outside of Chile held by Enersis and its subsidiaries, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”). The objective of this reorganization is to resolve certain duplicities and redundancies that currently derive from the complex corporate structure of the Enersis Group and to generate value for all its shareholders, retaining the benefits derived from their belonging to the Enel Group.

To that effect, the Company proposes to analyze a possible corporate reorganization consisting in separating Enersis, Endesa Chile and Chilectra for segregation,  maintaining the Chilean generation and distribution business activities separately on one side and, on the other side, the activities outside of Chile and, eventually, merging the resulting companies to become the property owners of those business stakes outside of Chile.

None of these operations would require the contribution of additional financial resources by  shareholders.

Likewise, all shareholders would maintain in the resulting companies from the abovementioned division a shareholding identical to that they held prior to such reorganization.

The newly-created companies, as a result of this corporate reorganization process, would also be based in Chile and their shares would be traded in the same markets as they are currently traded  by the companies of the Enersis Group.

The Board of Directors of Enersis has instructed the Management in order to analyze this possible corporate reorganization considering both the Company’s best interest and that of all its shareholders and other stakeholders, paying special attention to the interest of minority shareholders, as well as to convey this initiative to the Boards of Directors of Endesa Chile and Chilectra.

Should it be approved by the Boards of Directors of Enersis, Endesa Chile and Chilectra, the corporate reorganization proposal would be submitted for the approval at their respective Shareholders’ Meetings.

The Company will duly inform  the market  of the progress of this initiative.

Sincerely yours,

Luca D’Agnese

Chief Executive Officer

c.c.:         Santiago Stock Exchange

                Electronic Stock Exchange

                Valparaíso Stock Exchange

Risk Classification Commission

Bondholders Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2015